July 29, 2020

To Wind Harvest International Management:

We have reviewed the accompanying financial statements of Wind Harvest International, which comprise the balance sheet as of December 31, 2018 and 2019 and the related statements of profit and loss, cash flows and changes in stockholders' equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Keila Hill-Trawick
Little Fish Accounting

Balance Sheet

For Periods Ending December 31, 2019 and December 31, 2018

Prepared By: **Little Fish Accounting**

For: Wind Harvest International Inc

ASSETS		**2019**		**2018**
Current Assets				
Cash		5,062		639
Accounts Receivable		-		-
Total Current Assets	**$**	**5,062**	**$**	**639**
Fixed Assets				
Equipment		83,538		85,538
(Less: Accumulated Depreciation)	$	-	$	-
Intangible Assets		1,500,000		1,500,000
(Less: Accumulated Amortization)		(1,147,059)		(1,058,824)
Total Fixed Assets	**$**	**436,479**	**$**	**526,714**
Total Assets	**$**	**441,541**	**$**	**527,353**

LIABILITIES & EQUITY				
Short Term Liabilities				
Accounts Payable		501,226		983,352
Credit Card Debt Balance		63,526		64,983
Short-Term Loan Payable		885,650		627,146
Accrued Interest Payable		231,943		113,309
Payroll Tax Liabilities		-		389
Total Short Term Liabilities	**$**	**1,682,345**	**$**	**1,789,179**
Long Term Liabilities				
Accrued Interest on Convertible Notes		2,275,134		1,846,834
Convertible Notes		3,916,000		3,916,000
Long Term Loan Payable		169,315		169,315
Obligations Paid for WHC		(28,082)		-
Debt to WHC - Other		124,000		95,918
Founders Notes		1,440,000		1,440,000
Accrued Interest on Founders Notes		449,714		392,114
Total Long Term Liabilities	**$**	**8,346,081**	**$**	**7,860,181**
Equity				
Opening Balance Equity		663,966		663,966
Cost of Financing		(135,325)		(135,325)
Common Stock		55,680		55,680
Additional Paid-In Capital		(1,839,900)		(1,839,900)
Series A Preferred		4,496,014		4,496,014
Net Income		(468,198)		(1,136,050)
Retained Earnings		(12,359,121)		(11,226,392)
Total Equity	**$**	**(9,586,885)**	**$**	**(9,122,007)**
Total Liabilities and Equity	**$**	**441,541**	**$**	**527,353**

Profit + Loss Statement

For Periods Ending December 31, 2019 and December 31, 2018

Prepared By: **Little Fish Accounting**

For: Wind Harvest International Inc

Revenue	**2019**	**2018**
Total Revenue	**$ -**	**$ -**
Operating Expenses		
Advertising	1,192	240
Amortization	88,235	88,235
Bank Charges	1,040	933
Car and Truck Expenses	-	4
Insurance (other than health)	1,107	8,180
Legal and Professional Services	202,995	88,569
Meals and Entertainment		
Office Expense	4,997	17,365
Rent or Lease -- Other Business Property	206	16,996
Reconciliation Discrepancies	-	1,029
Travel	1,729	94,263
Wages		386,810
Total Operating Expenses	**$ 301,501**	**$ 702,624**
Income (Before Other Expenses)	**$ (301,501)**	**$ (702,624)**
Other Expenses		
Interest	621,990	427,116
Forgiven Payables	(464,108)	-
Total Other Expenses	**$ 157,882**	**$ 427,116**
Net Income Before Income Tax	**$ (459,383)**	**$ (1,129,740)**
Income Tax	$ 8,815	$ 6,310
Net Income/Loss	**$ (468,198)**	**$ (1,136,050)**

Cash Flow Statement

For Periods Ending December 31, 2019 and December 31, 2018

Prepared By: **Little Fish Accounting**

For: Wind Harvest International Inc

	2019	2018
Beginning Balance	**640**	**3,319**
Investing Activities	**$ 2,000**	**$ (2,000)**
Operating Activities	**(254,624)**	**(78,684)**
Net Income (Loss)	(468,198)	(1,136,050)
Prior Year Adjustments	3,320	
Amortization	88,235	88,235
Changes in operating assets and liabilities		
Accounts Receivable	-	-
Increase / (decrease) in accrued expenses	(482,515)	558,650
Increase / (decrease) in accrued interest payable	604,534	410,481
Financing Activities	**$ 257,047**	**$ 78,004**
Proceeds from Short-Term Debt	$ 257,047	$ 78,004
Proceeds from Long-Term Debt	$ -	$ -
Ending Cash Balance	**$ 5,063**	**$ 640**

Statement of Changes in Stockholders' Equity

For Periods Ending December 31, 2019 and December 31, 2018

Prepared By: **Little Fish Accounting**

For: Wind Harvest International Inc.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Series A Preferred	Total Stockholders' Equity
Balance as of January 1, 2018	**$ 55,680**	**$ (1,839,900)**	**$ (11,226,392)**	**$ 4,496,014**	**$ (8,514,598)**
Changes in Accounting Policy	-	-	-	-	**$ -**
Correction of Prior Period Error(s)	-	-	-	-	**$ -**
Restated Balance	**$ 55,680**	**$ (1,839,900)**	**$ (11,226,392)**	**$ 4,496,014**	**$ (8,514,598)**
Issue of Share Capital	-	-	-	-	**$ -**
Purchase of Treasury Stock	-	-	-	-	**$ -**
Net income	-	-	$ (1,136,050)	-	**$ (1,136,050)**
Reevaluation Gain	-	-	-	-	**$ -**
Dividends	-	-	-	-	**$ -**
Balance as of December 31, 2018	**$ 55,680**	**$ (1,839,900)**	**$ (12,362,441)**	**$ 4,496,014**	**$ (9,650,647)**

	Common Stock	Additional Paid-In Capital	Retained Earnings	Series A Preferred	Total Stockholders' Equity
Balance as of January 1, 2019	**$ 55,680**	**$ (1,839,900)**	**$ (12,362,441)**	**$ 4,496,014**	**$ (9,650,647)**
Changes in Accounting Policy	-	-	-	-	**$ -**
Correction of Prior Period Error(s)	-	-	$ 3,320	-	**$ 3,320**
Restated Balance	**$ 55,680**	**$ (1,839,900)**	**$ (12,359,121)**	**$ 4,496,014**	**$ (9,647,327)**
Issue of Share Capital	-	-	-	-	**$ -**
Purchase of Treasury Stock	-	-	-	-	**$ -**
Net income (Loss)	-	-	$ (468,198)	-	**$ (468,198)**
Reevaluation Gain	-	-	-	-	**$ -**
Dividends	-	-	-	-	**$ -**
Balance as of December 31, 2019	**$ 55,680**	**$ (1,839,900)**	**$ (12,827,319)**	**$ 4,496,014**	**$ (10,115,525)**

WIND HARVEST INTERNATIONAL
NOTES TO THE FINANCIAL STATEMENTS
As of July 1, 2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NOTE 1:
NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
Wind Harvest International ("Wind Harvest") designs wind turbines and associated technologies. Wind Harvest will manufacture and sell these turbines and associated technologies, as well as associated services, to the near-ground wind market. Wind Harvest will use alternative energy services via technological solutions to mitigate the climate crisis. Wind Harvest will offer engineering, procurement, construction, management, and development of straight-bladed, vertical-axis wind turbines for harvesting energy.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
Wind Harvest includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, Wind Harvest considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.

NOTE 2: INTANGIBLE ASSETS

Per an appraisal done on Wind Harvest's intellectual property (IP) in 2006, the original value of the intellectual property was $1,500,000. Using a 17-year amortization schedule of IP, the value stands at $436,479 as of December 31, 2019. Any additional value of new company IP has not been added to its financials.

	2019	**2018**
Intangible Assets	1,500,000	1,500,000
Less: Accumulated Amortization	(1,147,059)	(1,058,824)
Total Intangible Assets	$352,941	$441,176

NOTE 3: FINANCING ACTIVITIES

Wind Harvest uses various short-term and long-term debt instruments to manage the cash flow needs of the organization. Interest is attributed to credit cards, loans, and convertible notes, and accrued at individual rates based on the terms agreed to for each payable.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

Financing Activity	**2019**	**2018**
Credit Card Debt	$63,526	$64,983
Short Term Loan Payable	$885,650	$627,146
Long Term Loan Payable	$169,315	$169,315
Convertible Notes	$3,916,000	$3,916,000
Founders Notes	$1,440,000	1,440,000
Debt to Wind Harvest	$95,918	$95,918

Convertible note interest accrues at 10% per year. The long term payable and founders' notes accumulate interest on an annual basis at 4% per year. Accrued interest is included on the balance sheet as follows:

Interest	**2019**	**2018**
Accrued Interest Payable	$231,943	$113,309
Accrued Interest on Convertible Notes	$2,275,134	$1,846,834
Accrued Interest on Founders Note	$449,714	$392,114
Convertible Notes	$3,916,000	$3,916,000
Founders Notes	$1,440,000	1,440,000

NOTE 4: INVESTING ACTIVITIES

Equipment purchased includes various data monitoring equipment purchased in 2012 to measure loads on turbines. Depreciation has not been accumulated in the accounting system.

WIND HARVEST INTERNATIONAL
NOTES TO THE FINANCIAL STATEMENTS
As of July 1, 2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

Common stock was issued in 2012 as pre-Series A financing stock purchase and/or issuance of common stock in exchange for cancellation of payables. This stock was reflected as stock and loans from Wind Harvest company investors)

Common Stock	$55,600
Additional Paid-In Capital	$1,839,900